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05039149

## UNITED STATES
## ΙES AND EXCHANGE COMMISSION
Washington, D.C. 20549

### ANNUAL AUDITED REPORT
### FORM X-17A-5
### PART III

| SEC FILE NUMBER |
|---|
| 8-66257 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING     01/01/04     AND ENDING     12/31/04

                                                MM/DD/YY                                 MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

DCD Securities, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 West 38th Street – 2nd Floor

(No. and Street)

PROCESSED

MAR 23 2005

THOMSON
FINANCIAL

New York                  NY                             10018

(City)                  (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mohammad Qasim                                          212-849-9252

                                                           (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name — if individual, state last, first, middle name)

| 330 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

RECD S.M.C.

FEB 24 2005

10185

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __Mohammad Qasim__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __DCD Securities, LLC__, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

EGIDIO SICA    Chief Financial Officer
Notary Public, State of New York    Title
No. 01SI6022131
Qualified in New York County
Commission Expires March 29, 20_07_

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

2B



**BDO Seidman, LLP**
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

# Independent Auditors' Report

The Member
DCD Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of DCD Securities, LLC ("Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DCD Securities, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

January 5, 2005

# DCD Securities, LLC

## Statement of Financial Condition

|  | December 31, 2004 |
|---|---|
| **Assets** | |
| Cash | $9,728 |
| Other assets | 55 |
|  | $9,783 |
| **Member's Equity** | |
| **Commitments (Notes 1 and 2)** | |
| Member's equity | $9,783 |
|  | $9,783 |

*See accompanying summary of business and significant accounting policies and notes to statement of financial condition.*

| | |
|---|---|
| **Organization** | DCD Securities, LLC ("Company") is a wholly-owned subsidiary of DCD Finance, Inc. ("Parent"). The Company is a Delaware limited liability company, which was formed on May 30, 2003. |
| | During July 2004 the Company became licensed as a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company plans to offer private placement offerings of real estate or related equity and debt limited partnerships to accredited investors. |
| | The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of Rule 15c3-3 under the Securities Exchange Act of 1934. |
| | A commitment to provide financial support to ensure the continued operations of the Company through December 31, 2005 has been given by the Parent. Such financial support is intended to be sufficient for the Company to maintain capital in excess of the minimum requirement set out in the Uniform Net Capital Rule ("Rule 15c3-1"). |
| **Use of Estimates** | In preparing a statement of financial condition in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. |
| **Income Taxes** | The Company is a single member limited liability company ("SMLLC") for Federal income tax purposes. As an SMLLC for Federal income tax purposes, the Company is disregarded as an entity separate from its Parent and is not subject to Federal income tax on its separate operations. The Company's income and losses are included in the operations of the Parent. As a result, there is no provision for Federal, state or local income taxes. |

| 1. | Regulatory Net Capital Requirement | As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was $9,728, which exceeded the required net capital by $4,728. The Company had no aggregate indebtedness at December 31, 2004. |
|----|----|----|
| 2. | Related Party Transactions | The Company maintains an Administrative Service Agreement ("Agreement") with the Parent. The Parent provides the Company with certain operational administrative services for which the Company is allocated its proportional cost. During the year ended December 31, 2004, since the Company did not have operating activities, no allocation was made under this Agreement. |



**BDO Seidman, LLP**
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

## Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3

Board of Directors
DCD Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of DCD Securities, LLC ("Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications and comparisons.

2.  Recordation of differences required by Rule 17a-13.

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and



procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

 
This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

*BDO Seidman, LLP*

Certified Public Accountants

New York, New York

January 5, 2005